Mail Stop 6010


      November 8, 2005

Peter P. Phildius
Chief Executive Officer
Avitar, Inc.
65 Dan Road
Canton, MA 02021

      Re: 	Avitar, Inc.
      Preliminary Proxy Materials
      Filed October 18, 2005
      File No. 1-15695

Dear Mr. Phildius:

	We have limited our review to selected portions of your preliminary proxy materials and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal Two

1. Please expand the disclosure to indicate, as of the most recent practical date, the number of your authorized shares of common stock that were:

* issued and outstanding;
* reserved for issuance upon exercise of outstanding stock options;
* reserved for future issuance under each of your stock plans, warrants, contractual commitments or other arrangements;
* reserved for future issuance upon conversion of your issued and outstanding preferred stock; and
* authorized, unreserved and unissued.

      In addition, please state the number of authorized, unreserved and unissued shares of common stock that will be available for future issuances if the amendment is approved.

Purposes of the Reverse Stock Split
2. Please expand the fourth paragraph of this section to clarify the extent to which you meet the continued listing requirements of the Nasdaq National and SmallCap Markets. Also, discuss the factors the board considered in determining the ratio for the reverse stock split.

Principal Effects of the Reverse Stock Split

3. Please clarify whether you may need stockholder approval in the future for issuances of additional shares of common stock.

       As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Tom Jones at (202) 551-3602 or me at (202)
551-
3617 if you have questions.


      							Sincerely,



      							Russell Mancuso
      							Branch Chief

cc (via fax): Eugene M. Cronin, Esq.



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Avitar, Inc.
November 8, 2005
Page 3